UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Imperial Sugar Co.
________________________________________
(Name of Issuer)

Common Stock
________________________________________
(Title of Class of Securities)

453096208
_________________________
(CUSIP Number)

December 31, 2002
________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X] Rule 13d-1(b)

	[ ] Rule 13d-1(c)

	[ ] Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	MetLife, Inc.
	(I.R.S. NO. 13-4075851)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY				560,815.56
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH				-0-

				8.	SHARED DISPOSITIVE POWER
						560,815.56
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				560,815.56

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		5.6%

12.	TYPE OF REPORTING PERSON
	HC



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY				524,719.40
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH				-0-

				8.	SHARED DISPOSITIVE POWER
						524,719.40
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				524,719.40

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		5.2%

12.	TYPE OF REPORTING PERSON
	IC



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Property and Casualty Company*
	(I.R.S. NO. 13-2725441)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Rhode Island corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY				30,138.93
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH				-0-

				8.	SHARED DISPOSITIVE POWER
						30,138.93
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				30,138.93

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.3%

12.	TYPE OF REPORTING PERSON
	IC









* This entity is part of a corporate structure that is ultimately owned by MetLife, Inc. See Item 2(a) for a detailed description. The number of shares being reported is the total number of shares ultimately owned by MetLife, Inc.



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	MetLife Investors Group, Inc.
	(I.R.S. NO. 99-3947587)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY				33,644.00
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH				-0-

				8.	SHARED DISPOSITIVE POWER
						33,644.00
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				33,644.00

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.3%

12.	TYPE OF REPORTING PERSON
	HC



















1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	MetLife Investors USA Insurance Company*
	(I.R.S. NO. 54-0696644)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY				33,644.00
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH				-0-

				8.	SHARED DISPOSITIVE POWER
						33,644.00
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				33,644.00

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.3%

12.	TYPE OF REPORTING PERSON
	IC









* This entity is part of a corporate structure that is ultimately owned by MetLife, Inc. See Item 2(a) for a detailed description. The number of shares being reported is the total number of shares ultimately owned by MetLife, Inc.



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Insurance and Annuity Company
	(I.R.S. NO. 13-2876440)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY				2,452.16
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH				-0-

				8.	SHARED DISPOSITIVE POWER
						2,452.16
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				2,452.16

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.0%

12.	TYPE OF REPORTING PERSON
	IC



Item 1
(a).  Name of Issuer
	Imperial Sugar Co.

(b).  Address of Issuer's Principal Executive Offices:
	One Imperial Square, Suite 200
	Sugar Land, TX 77487


Item 2
(a).  Name of Person(s) Filing
	MetLife, Inc. ("METLIFE")
	By: Gwenn L. Carr, Vice-President and Secretary

	Metropolitan Life Insurance Company ("MLIC")
	By: Dorothy L. Murray, Assistant Vice-President

	Metropolitan Property and Casualty Company ("Met P & C")
	By: Robert W. Harvey, Vice-President

	MetLife Investors Group, Inc. ("MLIG")
	By: James P. Bossert, Executive Vice-President, Chief
     			      Financial Officer

	MetLife Investors USA Insurance Company ("MLI USA")
	By: Joseph J. Massimo, Assistant Vice-President

	Metropolitan Insurance and Annuity Company ("MIAC")
	By: Joseph J. Massimo, Controller

This statement is being filed jointly by the above-listed parties due to the following corporate structure: METLIFE owns all of the outstanding capital stock of MLIC, MLIG and MIAC. MLIC owns all of the outstanding capital stock of Met P & C. MLIG owns all of the outstanding capital stock of MLI USA.

(b). Address of Principal Business Office

	For: METLIFE, MLIC and MIAC
	One Madison Avenue
	New York, New York 10010-3690

	For: Met P & C
	700 Quaker Lane
	Warwick, RI 02887-0350

	For:  MLIG and MLI USA
	22 Corporate Plaza
	Newport Beach, CA 92660






(c).  Citizenship
	METLIFE, MLIG, MLI USA and MIAC are Delaware corporations

	MLIC is a New York corporation

	Met P & C is a Rhode Island corporation

(d).  Title of Class of Securities
	Common Stock

(e).  CUSIP Number
	453096208


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [ ]   Broker or dealer registered under section 15 of
               the Act (15 U.S.C.78o);
     (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15
               U.S.C. 78c);
     (c) [X]   Insurance company as defined in section 3(a)(19)
               of the Act (15 U.S.C. 78c);*
     (d) [ ]   Investment company registered under section 8 of
          the Investment Company Act of 1940 (15 U.S.C.
          80a-8);
     (e) [ ]   An investment adviser in accordance with section
          240.13d-1(b)(1)(ii)(E);
     (f) [ ]   An employee benefit plan or endowment fund in
          Accordance with section 240.13d-1(b)(1)(ii)(F);
     (g) [X]   A parent holding company or control person in
          accordance with section 240.13d-1(b)(1)(ii)(G);*
     (h) [ ]   A savings association as defined in section 3(b)
               of the Federal Deposit Insurance Act (12 U.S.C.
               1813);
     (I) [ ]   A church plan that is excluded from the definition
          of an investment company under section 3(c)(14)
          of the Investment Company Act of 1940 (15 U.S.C.
          80a-3); or
     (j) [ ]   Group, in accordance with section 240.13d-1(b)(1)
          (ii)(J).

* See Item 7











Item	 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.**

(a) Amount Beneficially Owned:
		METLIFE						560,815.56
		MLIC						524,719.40
		Met P & C					 30,138.93
		MLIG						 33,644.00
		MLI USA						 33,644.00
		MIAC						  2,452.16

(b) Percent of Class:
		METLIFE							5.6%
		MLIC							5.2%
		MET P & C						0.3%
		MLIG							0.3%
		MLI USA							0.3%
		MIAC							0.0%

(c)	Number of shares as to which such person has

		(i)	sole power to vote or to direct the
			vote:
			METLIFE						-0-
			MLIC						-0-
			MET P & C					-0-
			MLIG						-0-
			MLI USA						-0-
			MIAC						-0-

		(ii)	shared power to vote or to direct the
			vote:
			METLIFE					560,815.56
			MLIC					524,719.40
			Met P & C				 30,138.93
			MLIG					 33,644.00
			MLI USA					 33,644.00
			MIAC					  2,452.16

 		(iii)sole power to dispose or to direct the
			disposition of:
			METLIFE						-0-
			MLIC						-0-
			MET P & C					-0-
			MLIG						-0-
			MLI USA						-0-
			MIAC						-0-





		(iv)	shared power to dispose or to direct
			the disposition of:
			METLIFE						560,815.56
			MLIC						524,719.40
			Met P & C					 30,138.93
			MLIG						 33,644.00
			MLI USA						 33,644.00
			MIAC						  2,452.16

By virtue of the relationships described in Item 2(a), METLIFE may be deemed to beneficially own all of the shares of Common Stock beneficially owned by MLIC, MLIG and MIAC. By virtue of the relationships described in Item 2(a), METLIFE and MLIC may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Met P & C. By virtue of the relationships described in Item 2(a), METLIFE and MLIG may be deemed to beneficially own all of the shares of Common Stock deemed beneficially owned by MLI USA. The filing of this statement by METLIFE, MLIC, Met P & C, MLIG, MLI USA or MIAC shall not be construed as an admission that any of METLIFE, MLIC, Met P & C, MLIG, MLI USA or MIAC is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

** Met P & C and MLI USA are part of a corporate structure that is ultimately owned by MetLife, Inc. See Item 2(a) for a detailed description. The number of shares and percentage owned being reported for these entities is the total number of shares ultimately owned by MetLife, Inc.


Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].


Item 6.	Ownership of More than Five Percent on Behalf of
          Another Person: (NOT APPLICABLE.)


Item 7.	Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company: (See Exhibit A)


Item 8.	Identification and Classification of Members of the
          Group: (NOT APPLICABLE.)



Item 9.	Notice of Dissolution of Group: (NOT APPLICABLE.)


Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         Febuary 11, 2003

MetLife, Inc.

By:           /s/Gwenn L. Carr
       Title: Vice-President and Secretary


Metropolitan Life Insurance Company

By:           /s/Dorothy L. Murray
       Title: Assistant Vice-President


Metropolitan Property and Casualty Company

By:           /s/Robert W. Harvey
       Title: Vice-President


MetLife Investors Group, Inc.

By:           /s/James P. Bossert
       Title: Executive Vice-President, Chief Finanacial Officer







MetLife Investors USA Insurance Company

By:           /s/Joseph J. Massimo
       Title: Assistant Vice-President


Metropolitan Insurance and Annuity Company

By:           /s/Joseph J. Massimo
       Title: Controller
















Exhibit Index
Exhibit A:	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on by the
		Parent's Holding Company
Exhibit B:	Joint Filing Agreement under Rule 13d-1(k)(1)


Exhibit A:	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on by the Parent's Holding Company


MetLife, Inc. is a parent holding company that is filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G). On April 7, 2000, Metropolitan Life Insurance Company ("MLIC"), the relevant subsidiary, became a wholly-owned subsidiary of MetLife, Inc. MLIC is an insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).



Exhibit B:	Joint Filing Agreement under Rule 13d-1(k)(1)


In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Imperial Sugar Co., and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof the undersigned hereby execute this Agreement this 11th day of February, 2003.


							MetLife, Inc.

							By:    /s/Gwenn L. Carr
							Title: Vice President and
							       Secretary


							Metropolitan Life Insurance
							Company

							By:    /s/Dorothy L. Murray
							Title: Assistant Vice-
  							       President


							Metropolitan Property and
							Casualty Company

							By:    /s/Robert W. Harvey
							Title: Vice-President


							MetLife Investors Group, Inc.

							By:    /s/James P. Bossert
							Title: Executive Vice-
       							       President, Chief
  							       Financial Officer




							MetLife Investors USA
							Insurance Company

							By:    /s/Joseph J. Massimo
							Title: Assistant Vice-
							       President

							Metropolitan Insurance and
							Annuity Company

							By:    /s/Joseph J. Massimo
							Title: Controller


SCHEDULE 13G		CUSIP No.  453096208
SCHEDULE 13G		CUSIP No.  453096208